SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)1

Alliance Semiconductor Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01877H100

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01877H100	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 1,760,307
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,760,307
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,760,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 33,011,940 shares of common stock of Alliance Semiconductor Corporation  (the “Issuer”) outstanding at October 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP No. 01877H100	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,265,936[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,292,820[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,265,936[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,292,820[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,458,756[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%[3]
14	TYPE OF REPORTING PERSON* IA

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1

Because Riley Investment Management LLC has sole investment and voting power over 1,760,307 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 505,629 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,292,820 shares of Common Stock held by its investment advisory clients, 1,192,820 of which are held by an investment advisory account indirectly affiliated with Bryant Riley or Riley Investment Partners Master Fund, L.P.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 01877H100	13D	Page 4

3

Based on 33,011,940 shares of common stock of Alliance Semiconductor Corporation  (the “Issuer”) outstanding at October 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP No. 01877H100	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 319,600
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 338,541[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 319,600
PERSON WITH	10	SHARED DISPOSITIVE POWER 338,541[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%[2]
14	TYPE OF REPORTING PERSON* BD

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1

B. Riley & Co., LLC has shared voting and dispositive power over 338,541 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

2

Based on 33,011,940 shares of common stock of Alliance Semiconductor Corporation  (the “Issuer”) outstanding at October 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP No. 01877H100	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 73,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 73,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[1]
14	TYPE OF REPORTING PERSON* EP

———————

1

Based on 33,011,940 shares of common stock of Alliance Semiconductor Corporation  (the “Issuer”) outstanding at October 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP No. 01877H100	13D	Page 7

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON BR Investco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 100
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 100
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%[1]
14	TYPE OF REPORTING PERSON* OO

———————

1

Based on 33,011,940 shares of common stock of Alliance Semiconductor Corporation  (the “Issuer”) outstanding at October 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP No. 01877H100	13D	Page 8

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,923,636[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,631,361[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,923,636[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,631,361[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,454,997[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%[3]
14	TYPE OF REPORTING PERSON* IN

———————

Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.’s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 1,760,307 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 505,629 shares held in managed accounts by its investment advisory clients. Includes 73,000 shares beneficially owned by B. Riley & Co. Retirement Trust.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of these shares. Includes 319,600 shares of Common Stock owned by B. Riley & Co., LLC.  Because these securities are held in Mr. Riley’s proprietary account at B. Riley & Co., LLC, Mr. Riley may be deemed to have beneficial ownership of such

CUSIP No. 01877H100	13D	Page 9

securities.  Includes 100 shares beneficially owned by BR Investco, LLC, an entity controlled by Mr. Riley.  Includes 265,000 shares owned by Mr. Riley.

Riley Investment Management LLC has shared voting and dispositive power over 1,292,820 shares of Common Stock held by its investment advisory clients, 1,192,820 of which are held by an investment advisory account indirectly affiliated with Bryant Riley or Riley Investment Partners Master Fund, L.P. Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares. B. Riley & Co., LLC has shared voting and dispositive power over 338,541 shares of Common Stock. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

Based on 33,011,940 shares of common stock of Alliance Semiconductor Corporation  (the “Issuer”) outstanding at October 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP No. 01877H100	13D	Page 10

Item 5.

Interest in Securities of the Issuer

Item 5(c) as previously filed is amended to add the following information:

In the ordinary course of business, B. Riley & Co., LLC may effect transactions in connection with its ordinary course market making activities, as well as for customer transactions. On January 24, 2008 and January 28, 2008, RIP sold 272,719 and 232,910 shares of Common Stock, respectively, to investment advisory clients at a price per share of $1.35 and $1.32, respectively. The following are the other transactions effected by the Reporting Persons in Common Stock that have taken place in the past 60 days:

Master	Trans Code	Quantity	Price	Trade Date
	BY	91,000	1.3354	1/24/2008
	BY	88,000	1.35	1/28/2008
	BY	60,000	1.26	1/31/2008
	BY	105,000	1.3691	2/1/2008
	BY	10,000	1.25	2/7/2008

B. Riley	Trans Code	Quantity	Price	Trade Date
	BY	10,000	1.20	2/11/2008
	BY	4,000	1.30	1/31/2008
	BY	5,600	1.21	2/8/2008

The previously reported January 23, 2008 purchase of 106,537 shares was made by RIP, not an investment advisory client.

CUSIP No. 01877H100	13D	Page 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

B. Riley & Co., LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman
B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee
BR Investco, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Manager
/s/ Bryant R. Riley
Bryant R. Riley